August 17, 2011
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037840-0102

Via EDGAR System

Ms. Christina DiAngelo U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549

Re:	UTC North American Fund, Inc. (File Nos. 033-37426 and 811-06194)
Annual Report on Form N-CSR Fiscal Year Ended December 31, 2010
Filed March 4, 2011

Dear Ms. DiAngelo:

On behalf of our client, UTC North American Fund, Inc. (the “Fund”), set forth below are the Fund’s responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Annual Report referenced above (the “Annual Report”).  The comments were provided by Christina DiAngelo, at (202) 551-6963 or diangeloc@sec.gov.  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Fund’s responses (in regular type).

If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297-5596.

General Comment

1. In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Fund acknowledging that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the Annual Report;

•
Staff comments or changes to disclosure in response to Staff comments in the Annual Report reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Annual Report, and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
August 17, 2011

Response:  We acknowledge on behalf of the Fund that (1) the Fund, through its officers and directors, is responsible for the adequacy and accuracy of the disclosure in the Annual Report; (2) Staff comments or changes to disclosure in response to Staff comments in the Annual Report reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Annual Report; and (3) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Annual Report on Form N-CSR

2. On page 6 of the Annual Report, we noted the Fund’s investment in the Market Vectors Russia ETF.  Is this portfolio investment consistent with the Fund’s investment policy?

Response:  This portfolio investment is consistent with the Fund’s non-principal investment policy.  The Fund’s principal investment policy provides that under normal market conditions the Fund will maintain a level of at least 80% of its total assets invested in debt and equity securities of North American companies.  As part of the Fund’s non-principal investment policy, the Fund may invest in securities of foreign companies.

3. On page 9 of the Annual Report, on the Statement of Assets and Liabilities, we noted that the amount accrued for board meeting fees appears to exceed the actual board meeting fees for the year.  Supplementally, please explain the reason for this difference.

Response:  The amount accrued was based on an estimate for two in-person meetings during the fiscal year, as had taken place in previous years.  About $20,000 was estimated for each of the in-person meetings, with the actual amount to be determined by invoice.  For the 2010 fiscal year, one in-person meeting was held, for which the payment was made after the fiscal year ended, but a second in-person meeting was not held.  The Fund also notes that there was an over-accrual in the 2009 fiscal year, and while the Fund took steps to reduce the 2009 fiscal over-accrual during 2010, there remained a small over-accrual from 2009 at the end of the 2010 fiscal year.  The two factors discussed above resulted in the accruals for board meeting fees being higher in fiscal 2010 than the actual expenses for board meetings.  The accrual for board meeting fees for the 2011 fiscal year has been reduced to account for the over- accruals in place at the end of the 2010 fiscal year.  The Fund notes that it determined that the referenced over-accruals did not materially impact the Fund’s net asset value, as the impact would have been less than $0.01 per share.

4. On page 9 of the Annual Report, on the Statement of Assets and Liabilities, we noted the payable to affiliates.  Supplementally, please explain provide detail about this payable.

Response:  This relates to the fees paid by the Fund to U.S. Bancorp Fund Services, LLC for transfer agent and custody services.  As U.S. Bancorp is not an affiliate of the Fund, in future filings, the Fund will either include these amounts in “other accrued expenses” or as a separate line item that is appropriately labeled to reference the nature of these payments, while not using the term “affiliates.”

MILW_

Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
August 17, 2011

5. On page 9 of the Annual Report, on the Statement of Assets and Liabilities, we noted that the line item, “Net asset value, redemption price and offering price per share” should include a footnote indicating that the redemption price will vary based upon the time the Fund is held and that a redemption fee may be charged.

Response:  In future filings, the Fund will include the requested footnote.

6. Pursuant to Section 7 of Rule 6-09 of Regulation S-X, please include a line item, or a parenthetical note,  that shows the amount of “undistributed net investment income” as of the fiscal year end in the Statements of Changes in Net Assets.

Response:  In future filings, when the Fund has undistributed net investment income, the Fund will include a line item, or a parenthetical note, that shows the amount of “undistributed net investment income” as of the fiscal year end in the Statements of Changes in Net Assets.  The Fund did not have any undistributed net investment income in fiscal 2010.

7. In the Notes to the Financial Statements, please include a subsequent event footnote that does not reference a date through which subsequent events have been evaluated.

Response:  In future filings, the Fund will include a subsequent event footnote if there are subsequent events to report.  If there are no subsequent, it is the Fund’s understanding that there would be no requirement to report that there were no such events.

8. The Fund’s disclosure related to the approval of the investment advisory agreement appears to be too generic.  Please revise this disclosure to more specifically address the Fund and its circumstances in approving its investment advisory agreement.

Response:  In future filings, the Fund will revise the disclosure related to the approval of the investment advisory agreement to more specifically address the Fund and its circumstances.

9. In Item 4 to Form N-CSR, please specify in more detail the tax services provided to the Fund.

Response:  In future filings, the Fund will specify in more detail the tax services provided to the Fund.

10.  We noted that the Fund filed its Semi-Annual Report as a Form N-CSR.  The Semi-Annual Report should be filed as a Form N-CSRS.

Response:  In the future, the Fund will file its Semi-Annual Reports as a Form N-CSRS.

MILW_

Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
August 17, 2011

Form N-PX

11.  We noted in the Form N-PX that the Fund did not vote on any proxies.  However, the proxy voting policy of the Fund’s manager provides that the manager generally votes as management recommends with respect to corporate governance issues and compensation plans, and, on social or corporate responsibility issues, the manager votes in a manner that the manager believes will be most likely to increase the value of the security.  Supplementally, please explain why the Fund did not vote on any proxies.

Response:  Given that the Fund’s share holdings represent a very small percentage of total outstanding shares and thus relatively minuscule voting rights, the Fund determined that voting the proxies would not materially benefit the Fund or its shareholders and elected not to vote the proxies to save time and expense.  The proxy voting policy will be updated to reflect the fact that the Fund may determine not vote to proxies in the circumstances described above.  The Fund notes that the only client of the Fund’s investment adviser is the Fund.

Prospectus

12.  In the prospectus, the total expenses reported in the Fund Fees and Expenses are reported as 2.51%, with Acquired Fund Fees and Expenses of 0.03%.  The total is the same as the amount reported in the Financial Highlights, but the amount in the Financial Highlights should not include Acquired Fund Fees and Expenses.  Should the amount in the Fund Fees and Expenses be 2.54%?  Or is the amount in the Financial Highlights inaccurate?

Response: The amount in the Fund Fees and Expenses in the prospectus should have been 2.54%.  The amount in the Financial Highlights is accurate.  The Fund will file a supplement to its prospectus to correct this error.

* * *

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer